DC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

06029757

March 27, 2006

BEST AVAILABLE COPY

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/27/2006

Greg A. Kinczewski
Vice President/General Counsel
The Marco Consulting Group
550 West Washington Blvd.
Ninth Floor
Chicago, IL 60661

Re: Comcast Corporation
Incoming letter dated March 13, 2006

Dear Mr. Kinczewski:

This is in response to your letter dated March 13, 2006. In that letter, you requested that the Commission review the Division of Corporation Finance's March 2, 2006 no-action letter regarding a shareholder proposal submitted to Comcast by the International Brotherhood of Electrical Workers Pension Benefit Fund.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

We also have viewed your letter as a request that the Division of Corporation Finance reconsider its position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Bruce K. Dallas
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94025

THE MARCO CONSULTING GROUP

March 13, 2006

VIA OVERNIGHT MAIL

Ms. Nancy Morris, Secretary
Office of the Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Request for Commission Review by International Brotherhood of Electrical Workers Pension Benefit Fund ("Proponent") of Staff Response to Comcast Corp.'s Request For a No-Action Letter Regarding Proponent's Shareholder Proposal Pursuant to the Securities and Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of the International Brotherhood of Electrical Workers Pension Benefit Fund ("Proponent"), we respectfully request that the Securities and Exchange Commission ("the Commission") review the response of the Staff of the Division of Corporate Finance ("the Staff"), dated March 2, 2006 to Comcast Corp. ("the Company") correspondence of January 3, 2006, notifying the Staff of its intention to omit, pursuant to Rule 14a-8(i) (11), a shareholder proposal submitted by the Proponent. The Proponent responded to the Company's letter on January 17, 2006.

The Staff response is appropriate for review by the Commission pursuant to 17 C.F.R. Section 201.1(d) because it involves a matter of "substantial importance" and a "novel" issue.

In this regard, the Staff response interpreted the Proponent's proposal seeking shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus as being "substantially duplicative" of a previously filed shareholder proposal by Robert D. Morse ("Morse") which seeks to eliminate all remuneration for any one in management in amount above $500,000 per year, eliminating possible severance pay and funds placed yearly in a retirement account.

East Coast Office · Midwest Office · West Coast Office
550 West Washington Blvd. • Ninth Floor • Chicago, IL 60661 • (312) 575-9000 ph. • (312) 575-9840 fax

The Staff response should be reversed because, as will be shown below, the Proponent's proposal and the Morse proposal address the core issue of severance agreements in dramatically opposite ways.

The reason this is a novel issue of substantial importance is that, if not corrected, it raises the specter of corporations being able to manipulate the entire rule 14a-8 process in the future. Corporations would be free to conspire with "friendly" shareholders to file flawed proposals on significant issues which will not attract substantial support from other shareholders. But these "friendly", flawed proposals would, under the precedent of the Staff response in this matter, preclude independent shareholders from filing well-established proposals on the same issues which would attract substantial support from other shareholders. For example, as will be shown below, Morse submitted a proposal at Ford Motor Co. in 2005 that was very similar to the one he submitted at the Company in this matter. The Morse proposal at Ford Motor Co. received a mere 8.3% of the vote. Proposals similar to the one submitted by the Proponent in this matter averaged 54.9% of the vote in 2005.

The Proponent stresses that it is **not** claiming that there was any conspiracy between the Company and Morse in this matter. The Proponent does respectfully submit that such a conspiracy could arise in the future between other corporations and shareholders and corrupt the entire Rule 14a-8 process.

BACKGROUND

The Morse Proposal

The Company received the Morse proposal on or about November 17, 2005. In pertinent part, it proposes "that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed in a retirement account. This excludes minor perks and necessary insurance, and required Social Security payments." A copy of the Morse proposal is attached hereto as Exhibit 1.

Proponent's Proposal

The Company received Proponent's proposal on or about December 9, 2005. In pertinent part, it proposes that the Board of Directors "seek shareholder approval of future severance agreements with senior executives that provide benefits exceeding 2.99 times the sum of the executives' base salary plus bonus." A copy of the Proponent's proposal is attached hereto as Exhibit 2.

The Company's Request For A No Action Letter
On or about January 3, 2006, the Company submitted a request for a no-action letter seeking to exclude the Proponent's proposal pursuant to Rule 14a-8(i) (11) on the grounds that it substantially duplicates the Morse proposal. A copy of the Company's request for a no-action letter is attached hereto as Exhibit 3.

The Company's request for a no-action letter states that the test for substantially duplicative proposals is "whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth."

The Company's request argues that this test is in this matter is met because both proposals address severance benefits although they differ in precise terms and in breadth.

The Proponent's Response to the Request for A No Action Letter
On or about January 17, 2006, the Proponent submitted a response to the Company's request for a no-action letter. A copy of the Proponent's response is attached hereto as Exhibit 4.

The Proponent's response itemized the dramatically different ways its proposal and the Morse proposal addressed the core issue of severance agreements:

> --The Morse proposal applies to existing and future severance agreements. The Proponent's proposal only applies to future severance agreements.
>
> --The Morse proposal applies to severance agreements regardless of amount. The Proponent's proposal only applies to severance agreements in excess of 2.99 times salary plus bonus.
>
> --The Morse proposal eliminates severance agreements (even if they would have been approved by shareholders). The Proponent's proposal only seeks shareholder approval of future severance agreements.

The Proponent's response concluded that the Morse proposal's total annihilation of all severance agreements, current and future, is not substantially the same as the Proponent's proposal's requiring shareholder approval of future severance agreements in excessive amounts. The Proponent's response noted that shareholders have no problem seeing the difference and cited the 8.3% vote a similar proposal by Morse received at Ford Motor Co. in 2005 and the 54.9% average vote proposals similar to Proponent's received at companies in 2005.

The Staff Response
On or about March 2, 2006, the Office of the Chief Counsel, Division of Corporation Finance issued its response, finding "There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(i) (11), as substantially duplicative of a previously submitted proposal that will be included in Comcast's 2006 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(i) (11)." A copy of the Staff response is attached as Exhibit 5

ARGUMENT

As demonstrated above in its attached Response (Exhibit 4), Proponent's proposal and the Morse Proposal do not address the core issue of severance agreements in substantially the same way, but in dramatically different ways. The Proponent's shareholder approval of future excessive severance agreements is not substantially the same as Morse's proposal total annihilation of all existing and future severance agreements.

The reason this is a novel issue of substantial importance is that, if not corrected, it raises the specter of corporations being able to manipulate the entire rule 14a-8 process in the future. (NOTE: Proponent is not claiming such manipulation occurred here between the Company and Morse.) Corporations would be free in the future to conspire with "friendly" shareholders to file flawed proposals on significant issues which will not attract substantial support from other shareholders. But these "friendly", flawed proposals would, under the precedent of the Staff response in this matter, preclude independent shareholders from filing well-established proposals on the same issues which would attract substantial support from other shareholders.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Commission review and reverse the Staff response pursuant to 17 C.F.R. Section 202.1(d) because it involves both a matter of "substantial importance" and "novel" issues for the reasons set forth above.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Consistent with the provisions of Rule 14a-8(j) we are concurrently providing a copy of this correspondence to the attorney for the Company.

If we can provide additional information to address any questions the Commission may have with respect to this appeal, please do not hesitate to call me at 312-612-8452.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

GAK:mal
Enclosures
Cc: Bruce K. Dallas

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711
September 9, 2005
[New copy Nov. 9, 2005]

ARTHUR R. BLOCK, General Counsel
COMCAST CORPORATION
1500 Market Street
Philadelphia, PA 19102-2148

Dear Secretary:

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, owner of $2000.00 or more of Comcast Corporation stock for over one year, wish to present a proposal to be printed in the Year 2006 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

PROPOSAL

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security payments.

REASONING:

It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only <u>five upper</u> Management personnel. YOUR assets are being constantly diverted for Management's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, ar acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

EXPLANATION:

The Directors are the group responsible for the need of this Proposal, as they determine remuneration, and under "Plurality" voting rules, cannot be defeated for election, even if only one vote "For" is received each, for the number of nominees presented. It is suggested that shareowners look deeper into why they are denied the "Right of Dissent"; but ONLY in the Vote for Directors column. This is unconstitutional! The choice of "Against" was removed about Year 1975. You are asked to take the closer look to be knowledgeable for your voting decisions, as Management usually nominates Directors.

NOTE: Ford Motor Company agreed to return "Against" three years ago, showing the "American Way" spirit as a fine U.S. Corporation.

The Coca Cola Company eliminated "SAR's, severance packages, and options awards as far back as 1998. The above actions are commendable. —End of Proposal—

PS: I have all the copies of "Rules" I need. Recall the <u>26 pages</u> "National Paperwork Recovery Act" ?

Exhibit 1

Voting out company nominated directors by the shareowners, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration, which has direct effect on retaining assets not actually earned by their position. Keep in mind that the Product or services, and its Advertising and Acceptance are the source of income, not just the ones in top positions. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Sincerely,
Robert D. Morse

RESOLVED: that the shareholders of the Comcast Corp. ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

"Severance agreements" include any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from the Company, including employment agreements; retirement agreements; settlement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements.

"Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any "gross-up" tax liability; the estimated present value of periodic retirement payments; any stock or option awards that are awarded under any severance agreement; any prior stock or option awards as to which the executive's access is accelerated under the severance agreement; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive.

SUPPORTING STATEMENT

In our opinion, severance agreements as described in this resolution, commonly known as "golden parachutes", are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general.

We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company. Because it is not always practical to obtain prior shareholder approval, the Company would have the option if this proposal were implemented of seeking shareholder approval after the material terms of the agreement were agreed upon.

For those reasons, we urge shareholders to vote FOR this proposal.

Exhibit 2

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

1600 EL CAMINO REAL
MENLO PARK, CA 94025
650 752 2000
FAX 650 752 2111

WRITER'S DIRECT

650 752 2022

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

January 3, 2006

Re: ***Shareholder Proposal Submitted by International Brotherhood of Electrical Workers***

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation (the "**Company**") we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2006 Annual Meeting of Shareholders (collectively, the "**2006 Proxy Materials**") a shareholder proposal (the "**IBEW Proposal**") and related supporting statement received from the International Brotherhood of Electrical Workers Pension Benefit Fund ("**IBEW Pension Fund**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2006 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and the attachments hereto. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the IBEW Pension Fund informing the proponent of the Company's intention to exclude the IBEW Proposal from the 2006 Proxy Materials. The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about March 22, 2006. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

We have concluded that the IBEW Proposal, which is attached hereto as Exhibit A, may be properly omitted from the 2006 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(11) because it substantially duplicates another proposal, attached hereto as Exhibit B (the "**Morse Proposal**") previously

Exhibit 3

submitted by Robert D. Morse ("**Morse**") and received by the Company prior to the IBEW Proposal. The Company has agreed to include the Morse Proposal in the 2006 Proxy Materials.

The Proposals

The Morse Proposal and the IBEW Proposal each relate to executive compensation. The Morse Proposal, which will be included in the 2006 Proxy Materials, requests that the Board of Directors eliminate all severance pay to any one of Management that would place such individual's annual compensation above $500,000.00. Similarly, the IBEW Proposal requests limits on future severance agreements with senior executives by providing that shareholder approval be sought if severance benefits exceed 2.99 times the sum of the executives' base salary plus bonus.

Rule and Analysis

Under Rule 14a-8(i)(1), a proposal may be omitted "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." In short, the rule involves three elements: (i) substantially duplicative proposals, (ii) the order in which such proposals were received and (iii) the inclusion of the first-received proposal in the proxy materials. In the situation at hand, the second requirement of the rule is clearly met. The Company received the Morse Proposal on or about November 17, 2005. The IBEW Proposal was not received until December 9, 2005. As stated above, the Morse Proposal will be included in the 2006 Proxy Materials. The question is whether the IBEW Proposal is substantially duplicative of the Morse Proposal.

The test for substantially duplicative proposals is "whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth." See Verizon Communications, Inc. (January 31, 2001). The Staff has consistently taken the position that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11). The proposals may differ somewhat in their terms and breadth if they share the same principle thrust and focus. See Comcast Corporation (February 4, 2004); American Power Conversion Corporation (March 29, 2002); Verizon Communications, Inc. (January 31, 2001); and, EMCOR Group, Inc. (May 16, 2000).

The two proposals at hand, together with their supporting statements, are substantially duplicative. Both proposals address severance benefits to senior executives and ask that the Board of Directors take actions to limit the value of such benefits. The Morse Proposal would eliminate all severance pay to each senior executive that would place such senior executive's annual remuneration above $500,000.00, whereas the IBEW Proposal would seek to limit each senior executive's severance benefits, unless approved by shareholders, to 2.99 times the sum of such senior executive's base salary plus bonus.

The two proposals differ in their precise terms and breadth, but each calls for limits on executive compensation. The IBEW Proposal would permit executive compensation to exceed the proposed limit so long as shareholder approval is obtained. The Morse Proposal does not require shareholder approval but imposes a broader restriction on overall executive compensation. Despite these differences, the thrust and focus of the proposals are the same. As reflected in their respective supporting statements, the focus and goal of both rules is to limit "excessive" executive compensation. The supporting statement for the Morse Proposal states "your say has an effect on rejecting Directors who defy your wishes to reduce management's outlandish remuneration, which has a direct effect on retaining assets not actually earned by their position." Similarly, the IBEW Proposal's supporting statement states that "severance agreements... commonly known as 'golden parachutes,' are excessive in light of the high levels of compensation enjoyed by senior executives at the Company."

Finally, as referenced above, in 2004 the Commission provided the Company with no action relief for the exclusion of a shareholder proposal under Rule 14a-8(i)(11) under circumstances nearly identical to those at hand. As in the current situation, IBEW submitted a shareholder proposal in 2004 that sought to limit severance benefits to senior executives to 2.99 times the sum of such senior executive's base salary plus bonus. The Commission found this 2004 IBEW proposal to be substantially duplicative of another already-submitted proposal that, as with the Morse Proposal, placed a limit on severance benefits within the context of a broader restriction on overall executive compensation.

We believe the purpose of Rule 14a-8(i)(11) is to avoid shareholder confusion and to prevent proponents from cluttering proxy materials with several versions of essentially the same proposal. As was the case in 2004, permitting the Company to exclude the IBEW proposal is fully consistent with the policy behind Rule 14a-8(i)(11).

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the IBEW Proposal may be properly excluded from the 2006 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (650) 752-2022 or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 981-7564, if we may be of any further assistance in this matter.

Very Truly Yours,

Bruce K. Dallas

cc: Jon F. Walters
International Brotherhood of Electrical Workers' Pension Benefit Fund

Arthur R. Block
Comcast Corporation

Sarah K. Solum
Davis Polk & Wardwell

EXHIBIT A

12/5

RESOLVED: that the shareholders of the Comcast Corp. ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

"Severance agreements" include any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from the Company, including employment agreements; retirement agreements; settlement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements.

"Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any "gross-up" tax liability; the estimated present value of periodic retirement payments; any stock or option awards that are awarded under any severance agreement; any prior stock or option awards as to which the executive's access is accelerated under the severance agreement; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive.

SUPPORTING STATEMENT

In our opinion, severance agreements as described in this resolution, commonly known as "golden parachutes", are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general.

We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company. Because it is not always practical to obtain prior shareholder approval, the Company would have the option if this proposal were implemented of seeking shareholder approval after the material terms of the agreement were agreed upon.

For those reasons, we urge shareholders to vote FOR this proposal.

EXHIBIT B

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711
September 9, 2005
[New copy Nov. 9, 2005]

ARTHUR R. BLOCK, General Counsel
COMCAST CORPORATION
1500 Market Street
Philadelphia, PA 19102-2148

Dear Secretary:

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, owner of $2000.00 or more of Comcast Corporation stock for over one year, wish to present a proposal to be printed in the Year 2006 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

PROPOSAL

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year, eliminating possible severance pay and funds placed yearly in a retirement account. This excludes minor perks and necessary insurance, and required Social Security payments.

REASONING:

It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only five upper Management personnel. YOUR assets are being constantly diverted for Management's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, ar acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

EXPLANATION:

The Directors are the group responsible for the need of this Proposal, as they determine remuneration, and under "Plurality" voting rules, cannot be defeated for election, even if only one vote "For" is received each, for the number of nominees presented. It is suggested that shareowners look deeper into why they are denied the "Right of Dissent"; but ONLY in the Vote for Directors column. This is unconstitutional! The choice of "Against" was removed about Year 1975. You are asked to take the closer look to be knowledgeable for your voting decisions, as Management usually nominates Directors.

NOTE: Ford Motor Company agreed to return "Against" three years ago, showing the "American Way" spirit as a fine U.S. Corporation.

The Coca Cola Company eliminated "SAR's, severance packages, and options awards as far back as 1998. The above actions are commendable. —End of Proposal—

PS: I have all the copies of "Rules" I need. Recall the 26 pages "National Paperwork Recovery Act" ?

Voting out company nominated directors by the shareowners, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration, which has direct effect on retaining assets not actually earned by their position. Keep in mind that the Product or services, and its Advertising and Acceptance are the source of income, not just the ones in top positions. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Sincerely,
Robert D. Morse

THE MARCO
CONSULTING
GROUP

January 17, 2006

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street NE
Washington, DC 20549
Overnight Delivery

RE: Comcast Request for No-Action Letter Regarding Shareholder Proposal Submitted by the International Brotherhood of Electrical Workers

Ladies and Gentlemen:

This letter is submitted on behalf of the International Brotherhood of Electrical Workers Pension Benefit Fund ("Proponent") in response to a letter dated January 3, 2006 on behalf of Comcast Corporation ("Company") seeking a no action letter ("Request") pursuant to Rule 14a-8(j) promulgated by the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934 ('Act") regarding the Company's intention to revise or omit from its 2006 proxy materials Proponent's shareholder proposal urging the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus ("Proponent's Proposal"). Six copies of this response are being submitted and one copy is being sent to the Company.

Comcast's Request claims that it can exclude the Proponent's proposal pursuant to Rule 14a-8(i)(11) because it substantially duplicates an earlier-filed proposal from Robert D. Morse ("Morse Proposal"). The Morse proposal seeks to eliminate "possible severance pay" along with "all remuneration for any one of Management in an amount above $500,000.00 per year" and "funds placed yearly in a retirement account."

There is no disagreement that the test is "whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth." See Verizon Communications, Inc. (January 31, 2001).

Proponent respectfully submits that once the test is applied to Proponent's Proposal and the Morse Proposal that it is clear they address the core issue of severance agreement in dramatically opposite ways.

Exhibit 4

EAST COAST OFFICE MIDWEST OFFICE WEST COAST OFFICE
550 West Washington Blvd. • Ninth Floor • Chicago, IL 60661 • (312) 575-9000 ph. • (312) 575-9840 fax

The Morse Proposal addresses severance agreements by seeking to eliminate any and all types—existing as well as future, whether they are for $1, $100,000, $1 million or $10 million. The Morse Proposal eliminates severance agreements even if they were or are approved by shareholders. In short, the Morse Proposal addresses the core issue of severance agreements by **totally annihilating them regardless of the amounts involved and if shareholders approve of them.**

The Proponent's Proposal, in stark contrast, addresses only future (not existing) severance agreements and only if they provide for benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus (agreements in a lesser amount are not affected). The Proponent's proposal only seeks to have such future severance agreements submitted to a shareholder vote, which conceivably could approve of them. In short, the Proponent's Proposal addresses the core issue of severance agreements by having **shareholder review of those in excessive amounts.**

Seeking the total annihilation of severance agreements is **not** substantially identical to seeking shareholder review of severance agreements in excessive amounts. Shareholders have no problem seeing the difference. A very similar version of The Morse Proposal was submitted by him to the shareholders at Ford Motor Co. in 2005. A copy is attached hereto as Exhibit A. It received a mere 8.3% of the vote, according to the Investor Responsibility Research Center ("IRRC") Report that is attached hereto as Exhibit B. However, proposals similar to the Proponent's Proposal averaged 54.9% of the vote according to the IRRC Report that is attached hereto as Exhibit C.

For the foregoing reasons, Proponent believes that there is no justification for the Company omitting its Proposal.

Please contact the undersigned at 312-612-8452 with any questions.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

cc: Bruce K. Dallas
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94025

Table of Contents

shown a willingness to engage in a constructive dialogue on the issue of greenhouse gas emissions and will continue this engagement as we continue to move beyond dialogue.

The Company remains committed to reporting the estimated greenhouse gas emissions from its operations and products, to review and report on actions to reduce greenhouse gas emissions from its products, and to continue to work on new policy approaches that will encourage the development of a market for technologies that lessen greenhouse gas emissions. We are working closely with interested groups to find ways to meet our shared goal of responding to climate change and reducing greenhouse gas emissions proactively, affordably and in line with the interests of all of our shareholders.

The Board, however, does not believe the proposal is in your best interests. Because Ford considers its environmental policies to be important to the Company's sustainability, Ford will issue a report that will address a broad range of environmental issues important to the Company, including greenhouse gas emissions. In order for any such report to be beneficial, it should be comprehensive, well considered and instructive on the environmental issues facing the Company. Any report of this nature should not be unduly restrictive in scope. The proposal's narrow focus on one aspect of the Company's approach to greenhouse gas emissions would present an incomplete picture of the Company's total strategic approach to environmental issues, thus depriving shareholders of an understanding of the Company's policies with regard to greenhouse gas emissions. Because the proposal is too narrowly focused to be instructive to shareholders, the Board does not believe the proposal is in your best interests.

The Board recommends a Vote "against" Proposal 4.

PROPOSAL 5

Limiting Certain Compensation

Mr. Robert D. Morse, 212 Highland Avenue, Moorestown, New Jersey 08057, owner of 2,010 shares of common stock, has informed the Company that he plans to present the following proposal at the meeting:

PROPOSAL

Management and Directors are requested to consider limiting all total cash, possible rights, options, SAR's plans and possible severance payments to the 5 top Management after expiration of existing plans or commitments, should they and base salary be in excess of $500,000.00 total remuneration per year. The Company has the right and discretion as to how compensation is to be distributed.

REASONING:

The following are my opinions:

That moderation is needed in corporate compensation. Any person can live very lavishly on $500,000.00 per year. Over paying many of Management has been ongoing and sometimes increasing for many years.

There is little published proof that Management actually earns these unnecessary cash payments and allotments of options, etc.

The Board of Directors recommends a Vote "against" Proposal 5.

The Board opposes this proposal because limiting executive officer compensation to $500,000 would not be in the best interests of the Company or you. Competitive compensation arrangements allow the Company to attract and retain talented leadership. Using a combination of cash and stock-based compensation ties executive compensation to Company performance and link managers' goals with your interests. The proposal would frustrate those efforts.

We believe that the compensation currently paid to senior executives is appropriate and competitive. Recruiting, retaining and motivating talented employees is crucial in today's highly competitive global economy. Cash compensation such as salary and bonus motivates executives to focus on excellent short-term performance.

Exhibit A

Table of Contents

Stock-based awards assist not only in recruiting and retaining employees but also in motivating employees to focus on the Company's long-term performance and results. The use of stock-based awards allows the Company to convert part of the cash compensation that otherwise would be immediately payable, for example, as salary, into compensation that is valuable only if the Company is successful.

Stock-based awards also are an integral part of Ford's compensation program (see the Compensation Committee Report on Executive Compensation, pp. 27-32). Certain common stock awards under the 1998 Plan are based on a three-year performance period, and most stock options cannot be exercised in full until three years following the grant. These restrictions emphasize long-term performance and link executive compensation with your interests as shareholders. Additionally, you approved the Annual Incentive Compensation Plan and the 1998 Plan with appropriate limits on certain cash and stock-based awards granted pursuant to those plans. Limiting total compensation to $500,000 annually would put Ford at a competitive disadvantage and significantly hinder its ability to recruit and retain talented executive leadership. The proposal is not in the best interests of you or Ford.

The Board of Directors recommends a Vote "against" Proposal 5.

PROPOSAL 6

Global Exchange, 2017 Mission Street, San Francisco, California 94110, owner of 4,251 shares of common stock and Dr. Russell Long, 311 California, Suite 510, San Francisco, California 94104, owner of 183 shares of common stock, have informed the Company that they plan to present the following proposal at the meeting:

2005 Shareholder Proposal Linking Ford Motor Company Executive Compensation and Performance on Greenhouse Gas Reductions

Whereas: We believe that the global trend towards adoption of regulations to improve fuel efficiency and curb greenhouse gas emissions from automobiles will be one of the key drivers determining competitiveness in the automobile industry over the next few decades.

As an indicator of growing pressure in this area, a significant percentage of global vehicle sales in 2002 occurred in countries that have ratified the Kyoto Protocol. The European Union and Japan are phasing in limits on automotive emissions of global-warming gases. China, with the world's fastest-growing auto market, has approved new automobile fuel efficiency guidelines exceeding U.S. standards. California has adopted regulations to curb global-warming emissions from new passenger vehicles, and other states may soon follow.

Ford relies heavily on sales of inefficient passenger vehicles in the U.S., such as large sport utility vehicles and pickups. According to U.S. EPA data (Fuel Economy Trends, 2004, Table M-8), Ford's average fleet fuel economy has been lower than any other major automaker since 2000. The introduction of the Ford Escape hybrid is not expected to change this last place showing; it is expected to account for less than one-half percent of 2005 model year production.

A 2004 report by the World Resources Institute and Sustainable Asset Management ("Changing Drivers") forecasted that limits on carbon emissions could significantly affect automakers' earnings and should be viewed as a material issue by investors. They determined that Ford stands to lose more financially than most other automakers in complying with climate regulations expected in the United States, Europe and Japan over the next decade.

Adding momentum to the movement for more efficient vehicles, a growing number of oil industry experts believe that rising global oil demand may soon permanently outstrip the world's finite supply capabilities. In 1999 the CEO of Atlantic Richfield, Michael Bowlin, acknowledged this, saying, "We've embarked on the beginning of the last days of the age of oil." In 2004, as crude prices rose dramatically, OPEC President Yusgiantoro informed the BBC that "there is no more supply," and that OPEC was powerless to cool the market.

Displaying 1 - 3 of 3

Company	Meeting Date	Issue	Proposal	Proponent	For	Against	Abstain	Passed
Ford Motor Co Annual	5/12/2005	2403	5.0: SP-Cap executive pay	Morse, R.	8.3%	91.7%	0.0%	no Cast
Poore Brothers Annual	5/17/2005	2900	3.0: SP-Allow vote against directors	Morse, R.	1.8%	98.2%	0.0%	no Cast
Wrigley (WM) Jr Co Annual	3/8/2005	2900	4.0: SP-Allow vote against directors	Morse, R.	2.5%	97.5%	0.0%	no Cast

Displaying 1 - 3 of 3

Search Years: 2005
Proponent: Morse, R.
Resolution Type: All
Sorted By: Company Name
Then By: Meeting Date
Then By: Proposal No.

Exhibit B

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Displaying 1 - 22 of 22

Company	Meeting Date	Issue	Proposal	Proponent	For	Against	Abstain	Passed
Albertson's, Inc. Annual	6/2/2005	2414	5.0: SP-Golden parachutes	Bricklayers	54.4%	45.6%	0.0%	yes Cast
Arden Realty Inc Annual	5/25/2005	2414	4.0: SP-Golden parachutes	SEIU	79.4%	20.6%	0.0%	yes Cast
AT&T Corp. Annual	6/30/2005	2414	9.0: SP-Golden parachutes	Calpers	66.6%	33.4%	0.0%	yes Cast
Cendant Corp Annual	4/26/2005	2414	6.0: SP-Golden parachutes	Bricklayers	64.5%	35.5%	0.0%	yes Cast
Chevron Corp Annual	4/27/2005	2414	4.0: SP-Golden parachutes	Bricklayers	56.1%	43.9%	0.0%	yes Cast
Coca-Cola Enterprises Annual	4/29/2005	2414	4.0: SP-Golden parachutes	Teamsters	26.3%	73.7%	0.0%	no Cast
Edison International Annual	5/19/2005	2414	2.0: SP-Golden parachutes	Chevedden, J.	58.5%	41.5%	0.0%	yes Cast
General Dynamics Corp. Annual	5/4/2005	2414	3.0: SP-Golden parachutes	Chevedden, J.	41.5%	58.5%	0.0%	no Cast
General Motors Corp. Annual	6/7/2005	2414	6.0: SP-Golden parachutes	Kessler, L.	16.2%	83.8%	0.0%	no Cast
Halliburton Co. Annual	5/18/2005	2414	3.0: SP-Golden parachutes	LongView	57.2%	42.8%	0.0%	yes Cast
Hilton Hotels Corp Annual	5/26/2005	2414	3.0: SP-Golden parachutes	Bricklayers	55.2%	44.8%	0.0%	yes Cast
Home Depot Inc Annual	5/26/2005	2414	8.0: SP-Golden parachutes	Bricklayers	55.9%	44.1%	0.0%	yes Cast
Kohl's Corp Annual	4/27/2005	2414	4.0: SP-Golden parachutes	AFL-CIO	53.3%	46.7%	0.0%	yes Cast
Lucent Technologies Inc. Annual	2/16/2005	2414	6.0: SP-Golden parachutes	Ehmer, W.	61.2%	38.8%	0.0%	yes Cast
Mattel Inc	5/19/2005	2414	4.0: SP-Golden	Chevedden, J.	71.2%	28.8%	0.0%	yes

Exhibit C

Annual			parachutes					Cast
Occidental Petroleum Corp Annual	5/6/2005	2414	5.0: SP-Golden parachutes	Rossi Family	68.1%	31.9%	0.0%	yes Cast
PG&E Corp. Annual	4/20/2005	2414	8.0: SP-Vote on future golden parachutes	Rossi Family	55.7%	44.3%	0.0%	yes Cast
Republic Services, Inc. Annual	5/12/2005	2414	3.0: SP-Golden parachutes	LongView	52.1%	47.9%	0.0%	yes Cast
Sara Lee Corp Annual	10/27/2005	2414	5.0: SP-Golden parachutes	AFL-CIO	60.6%	39.4%	0.0%	yes Cast
The Coca-Cola Company Annual	4/19/2005	2414	5.0: SP-Golden parachutes	Teamsters	41.2%	58.8%	0.0%	no Cast
The Kroger Co. Annual	6/23/2005	2414	6.0: SP-Golden parachutes	AFL-CIO	57.4%	42.6%	0.0%	yes Cast
Waste Management, Inc. Annual	5/13/2005	2414	6.0: SP-Golden parachutes	AFL-CIO	55.0%	45.0%	0.0%	yes Cast

Displaying 1 - 22 of 22

Search Years: 2005
Proponent Classification:
Resolution Issue: SP-Golden Parachute
Sorted By: Company Name
Then By: Meeting Date
Then By: Proposal No.

March 2, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated January 3, 2006

The proposal urges the board of directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Comcast's 2006 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Amanda McManus

Amanda McManus
Attorney-Adviser

Exhibit 5